PANA-MINERALES S.A.

Primera Calle El Carmen
EDF. PH Villa Medici
Apt. 28, Torre C
Panama, Rep. of Panama
June 8, 2009
Via Edgar
Via Fax:  (703) 813 6982

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.,
Washington, D.C., 20549

Re:           Pana-Minerales S.A.
 Registration Statement on Form S-1
 File No.  333-154218

Attention: Ms. Tracey L. McNeill, Attorney-Advisor, Division of Corporate Finance

Dear Ms. McNeill:

Pana-Minerales S.A. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Friday, June 12, 2009, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
        Pana-Minerales S.A.

HECTOR F. V. DAVIS
Hector Francisco Vasquez Davis
President, Chief Executive Officer
and Director